26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852-3761-3300 Facsimile: +852-3761-3301	Ben James +852-3761-3412 ben.james@kirkland.com

VIA EDGAR

April 7, 2021

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, NE
Washington, D.C. 20549
Attn: Abby Adams / Celeste Murphy

Re:	Clene Inc. Registration Statement on Form S-1 File No. 333-253173

Dear Ms. Adams and Ms. Murphy:

On behalf of Clene Inc. (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated April 5, 2021, regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed on February 17, 2021, and subsequently amended on March 29, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Registration Statement on Form S-1

Security Ownership of Certain Beneficial Owners and Management, page 137

1.	We note the revised disclosure in response to comment 1, and reissue the comment. Please identify the individual members of the board of managers that exercise voting and dispositive power over the General Resonance, LLC, shares or tell us why you do not believe they do not have beneficial ownership over the shares. We note General Resonance is a 26.8% shareholder offering all of their almost 16 million shares in this resale registration statement, and that your director Mr. Wilcox co-founded General Resonance. Tell us whether he is a member of the board of managers.

PARTNERS: Pierre-Luc Arsenault3 | Manas Chandrashekar6 | Lai Yi Chau | Justin M. Dolling6 | David Patrick Eich1,5,6 |Liu Gan2 | David G. Harrington8 | Karen K.Y. Ho | Damian C. Jacobs6 | Guang Li3 | Mengyu Lu3 | Neil E.M. McDonald | Kelly Naphtali | Ram Narayan3 | Amy Y.M. Ngan8 | Nicholas A. Norris6 | Paul S. Quinn | Michael D. Rackham6 | Fergus A. Saurin6 | Richard C.C. Sharpe | Jesse D. Sheley# | Li Chien Wong | Jacqueline B.N. Zheng3,6

REGISTERED FOREIGN LAWYERS: Gautam Agarwal6 | Michelle Cheh7 | Daniel Dusek3 | James A. Hill6 | Ju Huang3 | Benjamin W. James4 | Cori A. Lable2 | Wei Yang Lim6 | Xiaoxi Lin3 | Yazhe Liu3 | Daniel A. Margulies6 | Bo Peng9 | Mi Tang3 | Wenchen Tang3 | Liyong Xing3 | Jiayuan Yu3 | David Zhang3

ADMITTED IN: 1 State of Illinois (U.S.A.); 2 Commonwealth of Massachusetts (U.S.A.); 3 State of New York (U.S.A.); 4 State of Texas (U.S.A.); 5 State of Wisconsin (U.S.A.); 6 England and Wales; 7 Victoria (Australia); 8 New South Wales (Australia); 9 State of Georgia (U.S.A.); # non-resident

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U.S. Securities & Exchange Commission

April 7, 2021

The Company wishes to advise the Staff that the board of managers of General Resonance, LLC (“General Resonance”) has nine members, and any decision to exercise voting or dispositive power over the shares of the Company held by General Resonance would require a majority of the members of the board of managers. Thus, no individual member, including Mr. Wilcox who sits on the board of managers, has voting or dispositive power over such shares.

The Company believes its view is consistent with the Staff’s position in the Southland Corp. No-Action Letter (August 10, 1987). In this No-Action Letter, the Staff concurred in the view that no individual should be deemed the beneficial owner of shares of common stock held by certain employee benefit plans of The Southland Corporation solely by virtue of the fact that such individual was a trustee of any such plan or a director of the company. Five trustees, who could only act by majority vote, administered each plan; no trustee could act individually to vote or sell shares held by the plans. The Company also believes the “rule of three,” as articulated by Romeo & Dye in The Section 16 Treatise and Reporting Guide, 4th Edition, in its analysis of beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934, based on the Southland Corp. No-Action Letter, likewise supports its view. As this rule is stated therein, where voting and investment decisions regarding an entity’s portfolio securities are made by three or more individuals, and a voting or investment decision requires the approval of a majority of those individuals, none of the individuals would be deemed a beneficial owner of the entity’s portfolio securities.

* * * * *

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact me at ben.james@kirkland.com or by telephone at +852-3761-3412, or David Zhang at david.zhang@kirkland.com, or by telephone at +852-3761-3318.

Sincerely,

/s/Benjamin W. James

cc:	Rob Etherington, Chief Executive Officer Ted Jeong, Chief Financial Officer